UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.____ ) *



                               ERF Wireless, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26884K101
                      ------------------------------------
                                 (CUSIP Number)


                                September 9, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ] Rule 13d-1(b)

           [X] Rule 13d-1(c)

           [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

CUSIP No.   26884K101
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1.   Names of Reporting Persons. Randal K. Hansen
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power           89,086
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power         7,193,571
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power      89,086
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power    7,193,571
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  7,282,657
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   13.9%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   IN
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                               Page 2 of 7 pages

CUSIP No.      26884K101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons. RAHFCO Management Group, LLC
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

Number of          5.  Sole Voting Power           0
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power         7,193,571
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power      0
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power    7,193,571
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  7,193,571
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   13.7%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------

                                Page 3 of 7 pages

CUSIP No.     26884K101
--------------------------------------------------------------------------------
1.   Names of Reporting Persons. RAHFCO Select, LP
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
Number of          5.  Sole Voting Power           0
Shares Bene-       -------------------------------------------------------------
ficially owned     6.  Shared Voting Power         5,765,000
by Each            -------------------------------------------------------------
Reporting          7.  Sole Dispositive Power      0
Person With:       -------------------------------------------------------------
                   8.  Shared Dispositive Power    5,765,000
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  5,765,000
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)   11.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

                                Page 4 of 7 pages

Item 1.
(a)      The name of the issuer is ERF Wireless, Inc. (the "Issuer").
(b) The principal executive office of the Issuer is located at 2911 South Shore Blvd., Suite 100, League City, Texas 77573.

Item 2.
(a) This statement (this "Statement") is being filed by (i) RAHFCO Select, LP, a Delaware limited partnership (the "Fund"), (ii) RAHFCO Management Group, LLC, a Delaware limited liability company ("RAHFCO Management"), which serves as the general partner of the Fund, and (iii) Randal K. Hansen, the controlling member of RAHFCO Management (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns 5,765,000 of the common shares reported in this Statement; Mr. Hansen and RAHFCO Management may be deemed to share with the Fund voting and dispositive power with respect to such shares. RAHFCO Management directly owns 1,428,571 of the common shares reported in this Statement; Mr. Hansen may be deemed to share with RAHFCO Management voting and dispositive power with respect to such shares. Mr. Hansen directly owns 89,086 of the common shares reported in this Statement. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.
(b) The Principal Business Office of the Filers is 3229 Nic Ann Court, Sioux Falls, South Dakota 57103.
(c) For citizenship information see item 4 of the cover sheet of each Filer.
(d)      This Statement relates to the Common Stock of the Issuer.
(e)      The CUSIP Number of the Common Stock of the Issuer is 26884K101.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);


Not applicable.

Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 52,256,022 shares of Common Stock outstanding as of September 9, 2007, as obtained by the Filers directly from the Issuer.


                               Page 5 of 7 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                Page 6 of 7 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    September 27, 2007



/s/ RANDAL K. HANSEN
------------------------------
Randal K. Hansen


RAHFCO Management
Group, LLC

By: /s/ RANDAL K. HANSEN
    --------------------------
    Randal K. Hansen
    Managing Member


RAHFCO Select, LP

By:  RAHFCO Management Group, LLC,
     General Partner

By: /s/ RANDAL K. HANSEN
    --------------------------
    Randal K. Hansen
    Managing Member


                                Page 7 of 7 pages

                                  EXHIBIT INDEX

Exhibit No.                         Document
-----------    ----------------------------------------------------------------
     1         Joint Filing Agreement, dated September 27, 2007, among Randal K.
               Hansen, RAHFCO Management Group, LLC, and RAHFCO Select, LP to file this joint statement on Schedule 13G

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of ERF Wireless, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.


Dated: September 27, 2007

                                       /s/ RANDAL K. HANSEN
                                       -----------------------------------------
                                       Randal K. Hansen


                                       RAHFCO Management Group, LLC

                                       By: /s/ RANDAL K. HANSEN
                                           -------------------------------------
                                           Randal K. Hansen, Managing Member


                                       RAHFCO Select, LP

                                       By: RAHFCO Management Group, LLC,
                                           General Partner

                                       By: /s/ RANDAL K. HANSEN
                                           -------------------------------------
                                           Randal K. Hansen, Managing Member